UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Alpha Alternative Assets Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1290 Broadway, Suite 1000

Denver, CO 80203

Telephone Number (including area code): 303-623-2577

Name and address of agent for service of process:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [X] No [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Denver and State of Colorado on the 1st day of October, 2021.

ALPHA ALTERNATIVE ASSETS FUND

By:	/s/ Chris Shaw
Name:	Chris Shaw, President

Attest:

/s/ Alex J. Marks
Alex J. Marks, Assistant Secretary